

Temple-Inland

Focused on Value Creation
for Our Shareholders

June 2011

Forward-looking statements are made throughout this presentation. These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this presentation. All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or forecasted cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, changes in weighted average shares for diluted EPS, increases in transportation costs, and other financial, operational, and legal risks and uncertainties detailed from time to time in Temple-Inland's cautionary statements contained in its filings with the SEC. Temple-Inland disclaims and does not undertake any obligation to update or revise any forward-looking statement in this presentation except as required by law. Temple-Inland notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Temple-Inland is not waiving any other defenses that may be available under applicable law.

This presentation includes non-GAAP financial measures. The required reconciliations to GAAP financial measures are included on our website, www.templeinland.com.

Agenda

- Our response to International Paper's unsolicited proposal

- Our strong track record creating shareholder value

- We are well-positioned to capitalize on favorable industry dynamics

- We are poised to continue creating superior and sustainable value for our shareholders



Our Response to International Paper's Unsolicited Proposal

Our Rejection of International Paper's Unsolicited Proposal

- On June 6, International Paper Company ("IP") announced its Proposal ("the Proposal"[1]) to acquire Temple-Inland Inc. ("Temple-Inland") for $30.60 per share in cash

- The Proposal grossly undervalues Temple-Inland because it does not reflect the value of:

  - our accelerating growth in earnings and ROI

  - our significant outperformance of "precedent transactions" referenced by IP in the Proposal

- The Proposal is opportunistic given:

  - fundamental changes occurring in the corrugated packaging industry

  - significant benefits to come from our previously announced Box Plant Transformation II

  - current weakness in housing markets

- Our management team has a track record of creating significant value for our shareholders

- The Proposal likely will face prolonged and rigorous investigation by antitrust enforcers

- The Proposal has a number of statements we disagree with, including facts relating to our debt balance

[1] The use of "Proposal" herein refers to and includes written materials provided to Temple-Inland by International Paper in connection with the Proposal.

Temple-Inland Expects its Accelerating EPS and EBITDA will Deliver Superior Value to Shareholders…

(US$ in millions, except per share)

	Historical Actual			Projected	
	2008A	**2009A**	**2010A**	**2011E**	**2012E**
Revenue	$ 3,884	$ 3,577	$ 3,799	$ 4,040	$ 4,211
EBITDA	$ 317	$ 392	$ 404	$ 494	$ 630
% Growth		*24%*	*3%*	*22%*	*28%*
EBIT	$ 111	$ 192	$ 211	$ 299	$ 439
EPS	$ 0.11	$ 0.70	$ 0.90	$ 1.33	$ 2.00
% Growth		*536%*	*29%*	*48%*	*50%*
ROI[1]	4.5%	7.0%	8.2%	10.8%	14.7%
Net Debt[2]	$ 1,151	$ 674	$ 690	$ 610	$ 600 (debt target)

Over the last 3 years Temple-Inland's forward EBITDA multiple has averaged approximately 7x

Source: Public filings; EPS before special items; projections per IBES median estimates
Note: IBES median estimates for revenue, EBITDA, EBIT, EPS and ROI as of 15-Jun-2011 adjusted to include Goldman Sachs research estimates; Goldman Sachs research suspended coverage on 9-Jun-2011.
[1] Historical ROI per 10-K. Historical and projected ROI calculated as EBIT over total assets less non-debt related current liabilities less municipal bonds related to capital leases included in other assets and less financial assets of special purpose entities. Based on beginning of the year balance sheet. EBIT, EBITDA and EPS for 2011 and 2012 per IBES median estimates, 2011E total assets and non-debt related current liabilities per IBES median estimates; assumes municipal bonds related to capital leases included in other assets and financial assets of special purpose entities are constant.
[2] 2011E and 2012E represent total debt.

Temple-Inland

…Driven by Industry Leading ROA



Source: Public filings
Notes:
(1) EBIT excludes special items – For TIN, IP and Weyerhaeuser as reported by segment; for PCA, Gross Profit-selling and administrative expenses; for SSCC, for containerboard, corrugated containers and reclamation operations
(2) Adjustments to EBIT – For SSCC, beginning in 2007, working capital interest was no longer charged to operations. Based on restatement of 2006 and 2005 data, EBIT is adjusted upward by $70 million for the years 2004 and 2003.
(3) Assets (beginning of year) – For TIN, IP and Weyerhaeuser as reported by segment adjusted for acquisitions made in Q3 2008; for PCA, consolidated Total Assets; for SSCC, consolidated Total Assets excluding Consumer Packaging prior to
     2007. On January 26, 2009 SSCC filed for Chapter 11 Bankruptcy and emerged on June 30, 2010. For 2010, the Successor Total Assets (after adjustments for the Plan of Reorganization and Fresh Start) is used. For 2009, the Successor
     Total Assets, adjusted for actual cash and cash equivalents is used.
(4) Restatements – Most recent reported data used to replace prior data, as reported, when available.

Temple-Inland

IP's Proposal…

- The Proposal refers to Temple-Inland's net debt balance of $828 million

  - Our actual net debt is $737 million, a figure that can be derived from information in our latest 10-Q – this represents a difference of $91 million in our shareholders' favor

- The Proposal refers to a liability associated with the sale of our timber assets of $385 million

  - Excluding any tax benefits the present value of the liability is actually approximately $184 million

  - Including the utilization of $281 million of AMT credits primarily associated with the sale of our timber assets, the present value is a positive $60-70 million

- Importantly, the "precedent transactions" cited by IP are simply not comparable

  - Temple-Inland has generated higher returns than Smurfit-Stone Container Corporation's ("SSCC") and Weyerhaeuser's ("WY") corrugated packaging operations

  - The substantial increase in the merger consideration received by SSCC's shareholders must be taken into account and significantly changes the transaction metrics

IP's Portrayal of the Proposal's 2011E EBITDA Multiple is Self-serving…


Adjustments / Corrections
As mentioned in IP's Proposal[1]
Correct Debt Balance[2]
Excluding Timber Monetization "Liability"[3]
Actual
9.2 x
0.2 x
0.8 x
8.2 x

The proposal discounts superior Corrugated Packaging performance and includes minimal EBITDA contribution from Building Products

[1] Source: Letters dated 19-May-2011 and 27-May-2011 from Mr. John V. Faraci to Mr. Doyle R. Simons.
[2] Reflects adjustment of net debt from $828 million per IP's letter to Temple-Inland's current net debt of $737 million per latest 10Q as of 2-Apr-2011.
[3] Reflects exclusion of timber liability of $385 million mentioned in IP's letter.



The "precedent transactions" referred to in IP's Proposal refer to assets which had demonstrably lower returns than those of Temple-Inland

Source: Public filings

Notes:
(1) EBIT excludes special items – For TIN and Weyerhaeuser as reported by segment; for SSCC, for containerboard, corrugated containers and reclamation operations.
(2) Adjustments to EBIT – For SSCC, beginning in 2007, working capital interest was no longer charged to operations. Based on restatement of 2006 and 2005 data, EBIT is adjusted upward by $70 million for the years 2004 and 2003.
(3) Assets (beginning of year) – For TIN, IP and Weyerhaeuser as reported by segment adjusted for acquisitions made in Q3 2008; or SSCC, consolidated Total Assets excluding Consumer Packaging prior to 2007. On 26-Jan-2009 SSCC filed for Chapter 11 Bankruptcy and emerged on 30-Jun-2010. For 2010, the Successor Total Assets (after adjustments for the Plan of Reorganization and Fresh Start) is used. For 2009, the Successor Total Assets, adjusted for actual cash and cash equivalents is used.
(4) Restatements – Most recent reported data used to replace prior data, as reported, when available.

…IP's Characterization of the "Precedent" Smurfit-Stone Transaction Tells Only One Side of the Story

The Metrics at Announcement of the Acquisition of SSCC by Rock-Tenn Told One Story

...But because 50% of the Merger Consideration was in Rock-Tenn Shares, which Rallied 36%[2] Upon Announcement, SSCC shareholders got to participate in the share price appreciation...

… The Metrics at Closing Told Another Story

EBITDA Multiple

7.2 x

At Announcement



7.2 x → 8.3 x

At Announcement   At Closing (1)

Premia[3]



40%   33%   27%

- 60 Day Average
- 30 Day Average
- 1 Day Prior

At Announcement



At Announcement   At Closing (1)

65%   57%   50%   40%   33%   27%

- 60 Day Average
- 30 Day Average
- 1 Day Prior

- Smurfit Stone had just emerged from bankruptcy 7 months earlier
- Rock-Tenn announced synergies well below precedents due to very limited operational overlap
- Temple-Inland's historic ROA has been substantially in excess of that of Smurfit-Stone

Source: Company filings and press release, Capital IQ; market data as of 27-May-2011
Note: Multiples exclude impact of pensions.
[1] Transaction closed on 27-May-2011.
[2] Price increase between announcement and closing.
[3] 1 day prior share price based upon Smurfit-Stone closing price of $27.52 on 21-Jan-2011. 30 and 60 day average prices are based upon the average share price computed using share prices for the 30 and 60 trading days prior to announcement. The average 30 day and 60 day average trading prices are $26.30 and $25.00, respectively.

Opportunistically Timed Proposal

IP's Proposal front-runs significant future benefits associated with fundamental changes occurring in the corrugated packaging industry and our Box Plant Transformation II

*"Given increased demand, 2Q outages by Temple, Packaging Corp. and others, and other factors discussed in recent research our analysis is that the containerboard market could tighten fairly quickly. **We expect a price increase announcement by late 2Q. Specific to TIN, Box Plant Transformation II Program should yield benefits to margin and returns.**"*

— George Staphos, Bank of America Merrill Lynch, 20 April 2011

*"Management did not engage any outside consultants in developing its transformation moves, which will result in 24% fewer box plants, 44% fewer corrugators and other corrugated machines, and 26% fewer employees--while moving higher volumes. Instead, this program was developed entirely "in house". **Although competitors are also rationalizing their box plant converting systems, it appears that TIN's is about as extensive as any other we have seen** and management believes it will have the lowest-cost box plant system by 2013."*

— C.A. Dillon, III, Credit Suisse, 16 February 2011

…And there is little or no market value ascribed to Temple-Inland's building products operations

*"We remain constructive on the stock given the reasonably appealing valuation on our 2011 numbers, and the potential for an additional containerboard price increase later this year. **But most important to a "relative" bull case on Temple-Inland, in our view, is the "option" value related to TIN's low-cost but cyclically depressed building products operations which makes TIN arguably the best value stock in the containerboard space when contemplating normalized or over-the-cycle metrics.**"*

— Mark Weintraub, The Buckingham Research Group, 20 April 2011

*"Furthermore, we believe **the current stock price reflects primarily the corrugated business and not the depressed wood products** business, which comes at a steep discount. We believe our projected earnings rebound in 2H11 will provide a catalyst for stronger share price performance."*

— Joshua Zaret, Longbow Research, 21 April 2011

Proposed Transaction Raises Serious Regulatory Issues

- A combined IP/TIN would have an almost 40% share of North American containerboard capacity

- The potential acquisition is likely to face a prolonged and rigorous investigation by antitrust enforcers and an uncertain outcome

North American Containerboard Capacity Share[1]



1997

Temple-Inland 7%
International Paper 6%
Stone Container 13%
Georgia-Pacific 9%
Weyerhaeuser 7%
All Others 58%

Total Capacity = 40.4mm tons
Top 5 Producers = 42%

2010

International Paper 28%
Temple-Inland 10%
RockTenn 19%
Georgia-Pacific 11%
PCA 8%
All Others 24%

Total Capacity = 37.7mm tons
Top 5 Producers = 76%

Source: RISI
[1] Analysis above utilizes containerboard capacity shares rather than corrugated capacity shares, due to the unavailability of corrugated capacity shares for all large players in the industry. Temple-Inland's management believes that the combined corrugated capacity share of International Paper and Temple-Inland is approximately 40 percent.



Temple-Inland's Strong Track Record of Creating Shareholder Value

Temple-Inland has the Highest Total Shareholder Return in the Industry Since its Creation…



Total Return

21.5% TIN
12.7% PCA
4.8% IP
(3.5)% S&P 500
(17.2)% WY
(40.0)% LPX
(61.6)% USG

Source: Bloomberg; market data as of 2-Jun-2011
Note: Since Spin-off (31-Dec-2007) until 2-Jun-2011.



TIN ROI



Dividends per Share

Source: Public filings
[1] Historical ROI per 10-K. ROI calculated as EBIT over total assets less non-debt related current liabilities less municipal bonds related to capital leases included in other assets and less financial assets of special purpose entities. Based on beginning of the year balance sheet.

…While Significantly Reducing Our Debt



- **Projected to reach debt target by early 2012**
- **Investment grade rating by S&P and Moody's**
- **6.65 million share repurchase authorization**

Source: Public filings



Temple-Inland is Well-Positioned to Benefit from Favorable Industry Dynamics

Industry Operating Rates Remain High



Industry capacity changes have resulted in high operating rates despite lower demand levels

Source: RISI

…Inventories Continue to Decline



Source: Fibre Box Association (FBA)

…While Demand is Expected to Return to Pre-Recession Levels



Source: RISI

…Driving Anticipated Favorable Long-Term Pricing Trend



1993-1999
Average: $372

2000-2005
Average: $409

2006-2009
Average: $530

2010-2015
Estimated Average: $679

■ **Actual**   ■ **Projected**

Eastern U.S. Price, 42 lb. linerboard per ton

Improved industry fundamentals have led to reduced volatility and higher average prices

Source: RISI

RockTenn / Smurfit-Stone Transaction Improves Industry Fundamentals

"People wonder what moves prices in the containerboard industry and the paperboard industry. It's real simple, it's supply/demand and there is two ways to move that needle on both sides. The most important one is capacity, and so the installed base of capacity has been coming down dramatically in 2010…. We are going to optimize the scale and footprint of the box plant system and the mill system."

— James A. Rubright, Chairman & Chief Executive Officer, Rock-Tenn Company speaking at Goldman Sachs Basic Materials Conference, 24 May 2011

"From the industry standpoint, we also view this event as major positive for IP, PKG and TIN as Smurfit assets are now under the control of a management team that is well vested in the principles of market discipline and supply-side management."

— Joshua Zaret, Longbow Research, 26 January 2011

"This is likely the first of many capacity rationalization moves. We expect that RKT will eventually idle ~20-30 converting plants...**DB expects RKT to close 2-3 Smurfit mills.**"

— Mark Wilde, Deutsche Bank, 2 June 2011



Temple-Inland is Poised to Continue to Deliver Superior and Sustainable Value for Shareholders

Create Superior and Sustainable Value



Corrugated Packaging Strategic Initiatives

- **Maintain high integration level**
  - Box plant consumption = mill capacity
- **Drive for low cost**
  - Asset utilization and manufacturing excellence
- **Improve mix and margins**
  - Sales excellence
- **Profitably grow business**
  - Organically / Acquisition

Execution of Strategic Initiatives Drives ROI

Integration Level – Highest in the Industry



Temple-Inland is the most integrated producer of corrugated containers

Source: Company reports

Temple-Inland Operates a Low Cost Mill System



Total Cash Cost and Cumulative Production

Source: FisherSolve; Fisher International, Inc.



Corrugated Packaging Strategic Initiatives

C
U
L
T
U
R
E

- Drive Low Cost and Increase Asset Utilization
  - Fewer Plants
  - Fewer Machines
  - Fewer Positions
- Improve Mix & Margins

Lower cost and higher margins

Box Plant Transformation Drives Costs Down

Box Plant Transformation will reduce cost by
an anticipated $180 million annually and generate 40%+ returns



	2006	Pro-Forma 2013
Plants	67	51 (24%)
Machines	348	194 (44%)
Positions	7,911	5,837 (26%)

$90 million in expected annual benefits associated with
Box Plant Transformation II are still ahead of us

Improve Mix and Margins



Customer Portfolio

"Sell to the left"

$/Ton

Cumulative Tons

Profitably Grow Our Business

Successful Acquisition Track Record

- PBL acquisition

  – $20 million of synergies

  – $30 million from white-top

  – 60% ROI

Box Shipment Growth
(2004-2010)



7.5%

(5.6%)

■TIN ■Industry

Source: Fibre Box Association (FBA), Average Week

Industry Leading ROA



Source: Public filings
Notes:
(1) EBIT excludes special items – For TIN, IP and Weyerhaeuser as reported by segment; for PCA, Gross Profit-selling and administrative expenses; for SSCC, for containerboard, corrugated containers and reclamation operations
(2) Adjustments to EBIT – For SSCC, beginning in 2007, working capital interest was no longer charged to operations. Based on restatement of 2006 and 2005 data, EBIT is adjusted upward by $70 million for the years 2004 and 2003.
(3) Assets (beginning of year) – For TIN, IP and Weyerhaeuser as reported by segment adjusted for acquisitions made in Q3 2008; for PCA, consolidated Total Assets; for SSCC, consolidated Total Assets excluding Consumer Packaging prior to 2007. On January 26, 2009 SSCC filed for Chapter 11 Bankruptcy and emerged on June 30, 2010. For 2010, the Successor Total Assets (after adjustments for the Plan of Reorganization and Fresh Start) is used. For 2009, the Successor Total Assets, adjusted for actual cash and cash equivalents is used. Figures for Weyerhaeuser not relevant past 2008 as the Company divested its containerboard assets in that year.
(4) Restatements – Most recent reported data used to replace prior data, as reported, when available.

Building Products Strategic Initiatives

- **Deliver tailored portfolio of building products**

  - Products for new home, repair and remodeling and commercial markets

- **Drive low cost**

  - Manufacturing excellence

- **Serve preferred markets**

  - Favorable demographics

- **Profitably grow business**

Low Cost Building Products Operations

Lumber Cost Position



- 1st Quartile
  - → Diboll
  - → Pineland
  - → SWL
  - → Buna
- 2nd Quartile
  - → Rome
- 3rd Quartile
- 4th Quartile

Gypsum Cost Position



- 1st Quartile
  - → Cumberland
  - → Fletcher
- 2nd Quartile
  - → McQueeney
  - → W. Memphis
- 3rd Quartile
- 4th Quartile

Panels Cost Position

MDF   **PB**



- Mt. Jewett ←
- 1st Quartile
  - → Diboll
  - → Thomson
  - → Monroeville
- El Dorado ←
  - → Hope
- 2nd Quartile
- 3rd Quartile
- 4th Quartile

80% of Building Products operations are in the first quartile

Source: Beck & RISI studies and internal analysis

…Drives Solid Performance



Temple-Inland's Focus on Value Creation

Return on Investment

Capital Allocation

- Grow Dividends
- Repurchase Shares
- High Return Investments / Acquisitions

Temple-Inland drives shareholder value by disciplined application of capital

– High returns on invested capital

– Capital allocation process is disciplined and shareholder friendly



Additional Information

June 2011

Our View of Why Our "Noncontrolling Interest" is NOT a "Minority Interest" or Debt

Our $91 million of "Noncontrolling Interest" is NOT a "minority interest " or debt

It captures a "Noncontrolling Interest of Special Purpose Entities" ("NcISPE") related to the sale of our timberlands in 2007

WE HAVE NO PRESENT OR FUTURE CASH OBLIGATION ASSOCIATED WITH THE $91 MILLION

Income or expense related to the NcISPE do NOT impact EBIT and do not necessitate an adjustment to Debt

1. In October 2007 we sold 1.55 million acres of timberland ("Timberlands") to an entity managed by The Campbell Group ("Buyer") for $2,383 million. The consideration consisted almost entirely of notes due in 2027 ("Notes") issued by wholly-owned, special purpose subsidiaries of the Buyer ("Buyer SPEs") and backed by standby letters of credit from four financial institutions ("LCs")

2. In December 2007, we contributed the Notes and LCs to two wholly-owned, special purpose entities formed by us ("Borrower SPEs") and borrowed $2,140 million from a group of lenders affiliated with Citibank, N.A. The proceeds from the loan were used to pay down debt, pay a special dividend to shareholders, and pay alternative minimum tax of $281 million associated with the sale of the Timberlands. As a result, we have $243 million of equity in Borrower SPEs (difference between $2,383 million and $2,140 million)

Why the $91 million Noncontrolling Interest is on our Balance Sheet

The above transactions resulted in us recording the following new line items on our 2007 balance sheet

– Financial Assets of Special Purpose Entities
– Nonrecourse Financial Liabilities of Special Purpose Entities

3. In November 2008, the Buyer transferred the Timberlands out of the Buyer SPEs, which resulted in our determination that the Buyer SPEs were variable interest entities and that we were the primary beneficiary. As a result, in 2008 the accounting rules required us to begin consolidating the Buyer SPEs, which resulted in the recognition of $91 million in "Financial Assets of Special Purpose Entities" owned by the Buyer and NcISPE of $91 million

The $91 million represents the Buyer's equity interest in the Buyer SPEs. This amount is on our balance sheet, but we do not have any present or future cash obligation and there is no impact to our EBIT, associated with it

Our View of the Present Value of the Timberland Liability

(US$ in millions)

The sale of our timberlands was structured as an installment sale which qualifies for deferred gain on sale for tax treatment until 2027

Excluding AMT credits, the timberland liability has a net present value of approximately $(184) million, not the $(385) million that IP claims. When including the utilization of the AMT credits, the value is a positive $60 million to $70 million

- There are four components to consider when valuing the present value of the tax liability
  - $243 million of net equity in the notes received (Notes of $2,383 million less the Borrowings of $2,140 million)
  - The interest income on the Notes less interest expense on the Borrowings until 2027
  - The settlement of the $819 million tax on the deferred gain in 2027
  - The utilization of $281 million alternative minimum tax credits (AMTs) related to the structure

	Discount Rate[1]
Present Value	4.50 %
Net Equity in Notes[2]	$243
Net Interest Notes / Borrowings[3]	(22)
Settlement of the Tax on the Deferred Gain in 2027	(405)
Sub-Total Timberland Liability (before AMT utilization)	(184)
Utilization of AMT credits[4]	250
Total Timberland Liability (after utilization of AMT)	66

[1] 4.5% discount rate based on estimated cost of 16-year debt for AA or higher rated financial institutions.
[2] Timber notes are secured by stand-by letters of credit from AAA to A+ rated banks and would trade at par as they are floating rate notes.
[3] Interest expense = Citi conduit cost of funds (which is historically approximately equal to 3-month LIBOR) plus approximately 50 basis points or $2,140mm X 0.50% = $(10.7)mm / year.
Interest income = 3-month LIBOR + 4 basis points (which implies a rate of 3.67%, using a current 16-year floating to fixed swap rate of 3.63% + 4 basis points, or $243mm X 3.67% = $8.9mm / year).
Net interest = $(10.7)mm + $8.9mm = $(1.8)mm / year every year until 2027, discounted back to December 2011.
[4] AMT generated in 2007 associated with the Timberland sale. Expected utilization of AMTs between 2012 and 2015. AMT discounted at 5.25%, which is the estimated cost of 16-year debt for Temple-Inland (BBB/Baa3).

Projected Total Housing Starts 2010A – 2016E

(Total Housing Starts in millions)

Projected Total Housing Starts

	2010A	2011E	2012E	2013E	2014E	2015E	2016E
RISI Projections	0.59	0.71	1.06	1.43	1.68	1.64	1.38
IHS Global Insight Research	0.59	0.63	1.02	1.42	1.65	1.74	1.76
Moody's Economic Research	0.59	0.77	1.31	1.73	1.89	1.85	1.77
RJ Insight	0.59	0.77	1.06	1.20	1.50	1.50	
Credit Suisse	0.59	0.59	0.73	0.85	0.95	1.05	
Deutsche Bank	0.59	0.63	0.74	0.87	1.02	1.20	
GS Research	0.59	0.62	0.76				
NAHB Housing Economics	0.59	0.61	0.87				
Morgan Stanley	0.59	0.58	0.79				
Fannie Mae	0.59	0.61	0.86				
Freddie Mac	0.59	0.63	0.90				
NAR	0.59	0.60	0.91				
FEA	0.59	0.61	0.85				
Wells Fargo	0.59	0.62	0.83				
RBC	0.59	0.60	0.83				
Mesirow Financial	0.59	0.58	0.79				
APA	0.59	0.62	0.72				
Average	0.59	0.63	0.88	1.25	1.45	1.50	1.64
Median	0.59	0.62	0.85	1.31	1.58	1.57	1.76

Source: RISI (25-Apr-2011), IHS Global Insight Research (05-May-2011), Moody's Economic Research (17-May-2011), NAHB / Housing Economics (26-Apr-2011), Raymond James INSight (22-Nov-2010), GS Research (19-May-2011), Fannie Mae (11-Apr-2011), Freddie Mac (11-May-2011), National Association of Realtors (06-May-2011),Forest Economic Advisors (06-May-2011), Wells Fargo (11-May-2011), RBC (25-Apr-2011), Mesirow Financial (11-May-2011), APA (11-May-2011); all based on most recent reports that include projections. Morgan Stanley (06-Jun-2011), Credit Suisse (07-Jun-2011) and Deutsche Bank (16-May-2011) per IP's presentation "Temple-Inland Valuation Discussion" from 09-Jun-2011.

Independent Perspectives on TIN's Potential Transaction Price

Analyst	Analyst Quotes
Barclays Capital	• *"We would not be surprised if all of the synergies accrued to Temple-Inland shareholders, implying a valuation of ~$41 per share. Importantly, our valuation is based on below consensus estimates for linerboard prices and profitability."*
Credit Agricole	• *"We think a bid of roughly $40 per share would be closer to the right ballpark, but that still leaves the question of compensating investors for what we see as the significant lack of certainty in closing the deal on the terms IP has proposed."* • *"While we tend to agree with Temple-Inland's early comments about the numbers, this transaction is worth far more in practical terms to IP than even the transformative Weyerhaeuser transaction."*
JP Morgan	• *"While valuation looks reasonable in the context of historical transactions, we expect Temple-Inland to aggressively seek a premium valuation for its assets, particularly given its recent box plant investments in Corrugated, trough Building Products earnings and favorable corporate governance structure."*
Buckingham	• *"We agree that Int'l Paper could comfortably justify and will likely have to pay more in order to get a deal done especially given the sizable synergies."* • *"Allocating half the synergy benefits could potentially justify a $35-40 price target."*
Deutsche Bank	• *"We view IP's bid as an "opening salvo" and suspect that there will ultimately be a deal, but at a higher price."* • *"DB's best estimate of ultimate value: $35-$37."*
Longbow	• *"Our net asset valuation yields $35-36/share."*

Source: Wall Street Analyst Research



Focused on Value Creation For Our Shareholders